BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street, Suite 4800

Los Angeles, CA 90071

(213) 225-5900

September 29, 2006

Ms. Donna Levy

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	BreitBurn Energy Partners L.P.
Acceleration Request for Registration Statement on Form S-1
File No. 333-134049

Dear Ms. Levy:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 originally filed by BreitBurn Energy Partners L.P. on May 12, 2006, as amended, to become effective at 12:00 p.m. Eastern Daylight Time, Tuesday, October 3, 2006 or as soon as reasonably practicable thereafter.

Very truly yours,

BREITBURN ENERGY PARTNERS L.P.

By:	BreitBurn GP, LLC,
its General Partner

	By:	/s/ Halbert S. Washburn
Halbert S. Washburn
Co-Chief Executive Officer and Director